UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Flowserve Corporation

(Name of Issuer)

Common Stock, $1.25 par value

(Title of Class of Securities)

34354P105

(CUSIP Number)

Ralph V. Whitworth
Relational Investors, LLC
12400 High Bluff Drive, Suite 600
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,086,789

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,086,789

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,086,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.65%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 427,459

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 427,459

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,459

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,687

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,687

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 113,386

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 113,386

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,386

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.21%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 241,843

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 241,843

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 241,843

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.44%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 169,071

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 169,071

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,071

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.31%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 617,117

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 617,117

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 617,117

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.13%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,826

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 149,826

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,826

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.27%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,198

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 77,198

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.14%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,560

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 60,560

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 65,137

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 65,137

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,137

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,162

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 92,162

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors Alpha Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,207

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 163,207

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.30%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,086,789

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,086,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,086,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.65%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,086,789

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 3,086,789

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,086,789

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.65%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, $1.25 par value (the “Shares”) of Flowserve Corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 5125 N. O’Connor Blvd., Suite 2300, Irving, Texas 75039.

Item 2.    Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), RH Fund 1, L.P. (“RH1”), RH Fund 6, L.P. (“RH6”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors IX, L.P. (“RI IX”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P. (“RI XVI”), Relational Investors XX, L.P. (“RI XX”), Relational Investors XXIII, L.P. (“RI XXIII”) and Relational Investors Alpha Fund I, L.P. (“RIA 1”), collectively, the “Relational LPs.”  Each of the Relational LPs is a Delaware limited partnership.  The principal business of each, is investing in securities.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”.  The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder.  Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement.  As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.  The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are each citizens of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

RILLC and the Managed Accounts purchased an aggregate of 902,136 Shares for a total consideration (including brokerage commissions) of $102.8 million derived from capital of RILLC and the Managed Accounts.

The Relational LPs purchased an aggregate of 2,184,653 Shares for total consideration (including brokerage commissions) of $248.8 million derived from the capital of the Relational LPs and margin borrowings from Credit Suisse Securities (USA) LLC (“CSSU”) for RFP, RCP, RH1, RI XX and RI XXIII.

Interest on the margin debt balance of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSSU has a lien on the Shares held by RFP, RCP, RH1, RI XX and RI XXIII to secure repayment of the margin borrowings described above.

Item 4.    Purpose of Transaction

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.  The Reporting Persons believe the Company’s share price does not adequately reflect the potential for significant earnings and cash flow growth.

The Reporting Persons believe improvements in a number of areas will further enhance the Company’s equity valuation.  Since their initial investment in February 2012, the Reporting Persons have maintained a dialogue with the Company’s management and have presented their views and concerns regarding (i) strategic positioning, (ii) operational improvements, (iii) capital structure, and (iv) capital allocation.  The Reporting Persons have recently intensified their communications around certain of these topics and believe the Company has taken, and will continue to take, actions to improve its performance in these areas.

Strategic Positioning

The Reporting Persons believe strategic investments made by the Company over the last three years to improve its high margin aftermarket product and service offerings are underappreciated. The Company’s aftermarket business represents 40% of total company revenues and has exhibited lower volatility and significantly higher margins than its original equipment revenues. The Reporting Persons believe the Company’s plan to expand its aftermarket presence will reinforce earnings growth stability and margin improvement. The Reporting Persons believe that the Company’s strategic position will enable it to capitalize on a recovery in its core end markets.

Operational Improvements

The Reporting Persons believe that improvements in profit margins will be increasingly important to creating superior equity value. At its investor presentation on February 1, 2012, the Company announced its long-term margin improvement and growth targets. Recent meetings between representatives of the Reporting Persons and the Company’s executive management have increased the Reporting Persons’ confidence that the management team is intently focused on achieving its stated long-term profit margin improvement target of 250 basis points. The Reporting Persons are confident management is focused on SG&A expense reduction, bidding discipline, profitability improvement of its Industrial Products Segment, and the successful implementation of its “One Flowserve” and sourcing initiatives.

Capital Structure

In recent weeks the Company has taken significant steps to optimize its capital structure. According to the Company’s Form 10-Q as of March 31, 2012, the Company maintained $173 million in cash and short-term investments with $500 million in outstanding debt.  On May 31, 2012, the Company announced a program to increase its target gross leverage ratio to 1.0x — 2.0x total debt to EBITDA to fund an expanded stock repurchase program of $1 billion. On June 14, 2012, the Company announced an accelerated share purchase program for $300 million which will be funded through cash on hand, existing revolver capacity, and proceeds from a new $250 million term loan. The Reporting Persons believe that over time the discipline reflected in these initiatives will contribute to long-term shareholder value. The recent announcements reinforce the Company’s confidence in its growth and margin improvement targets and will be accretive to earnings in the near term.

Capital Allocation Discipline

The Reporting Persons believe the Company has substantially completed the investments necessary for its strategic positioning. Therefore, a larger portion of excess cash flows in future periods will be available for distribution to shareholders through dividends and share repurchases. The Reporting Persons believe that Company’s excess cash position along with the expected annual future cash flows make capital allocation an increasingly important component of equity value creation.  The Reporting Persons have been communicating with the Company to help ensure its capital structure is optimized and that the Company has in place capital allocation processes and disciplines to ensure the cash balance and future free cash flows are allocated to the highest and best return alternatives.  Based on the Company’s current valuation, the Reporting Persons believe share repurchases represent a low-risk, high-return hurdle against which all alternative uses of capital must be benchmarked.

The Reporting Persons intend to closely monitor the Company’s progress in each of these areas and may modify their plans accordingly.

The Reporting Persons may exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests.  The Reporting Persons and their representatives and advisers intend to continue from time to time to discuss the Company and its performance with members of the Company’s board and management.  In addition, the Reporting Persons may communicate with other shareholders, industry participants and other interested parties concerning the Company.  Although the Reporting Persons do not have any current plans, other than the monitoring and communication program outlined above, the Reporting Persons may in the future decide to seek representation on the Company’s board of directors.  Among other factors, the Reporting Persons will consider the Board’s oversight of the execution of operational improvements and capital allocation strategies for maximizing shareholder value as major factors in its decision of whether or not to nominate independent director candidates.

The Reporting Persons may from time to time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.  The Reporting Persons may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3,086,789 Shares, constituting 5.65% of the outstanding Shares.  The percentage of Shares owned is based upon 54,660,121 Shares outstanding on April 24, 2012, as set forth in the Issuer’s Form 10-Q for the quarter ended March 31, 2012.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	902,136	1.65%	Sole
RILP	427,459	0.78%	Sole
RFP	7,687	0.01%	Sole
RCP	113,386	0.21%	Sole
RH1	241,843	0.44%	Sole
RH6	169,071	0.31%	Sole
RI VIII	617,117	1.13%	Sole
RI IX	149,826	0.27%	Sole
RI XV	77,198	0.14%	Sole
RI XVI	60,560	0.11%	Sole
RI XX	65,137	0.12%	Sole
RI XXIII	92,162	0.17%	Sole
RIA 1	163,207	0.30%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 902,136 Shares that are owned by it and the Managed Accounts.  Additionally, RILLC, as the sole general partner, or sole managing member of the general partner, of each of the Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 2,184,653 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)           See item (a) above.

(c)           Except as set forth in Exhibit A to this Statement, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the joint filing agreement between and among the Reporting Persons attached hereto as Exhibit B, and except for the investment discretion and voting authority described in Item 2 of this Statement and in the respective partnership agreements and investment management agreements of the Relational LPs and Managed Accounts which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s or managed account’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares effected by the Reporting Persons in the last 60 days.

Exhibit B – Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  25, 2012

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 6, L.P.
RELATIONAL INVESTORS VIII, L.P.
RELATIONAL INVESTORS IX, L.P.
RELATIONAL INVESTORS XV, L.P.
RELATIONAL INVESTORS XVI, L.P.
RELATIONAL INVESTORS XX, L.P.
RELATIONAL INVESTORS XXIII, L.P.
RELATIONAL INVESTORS ALPHA FUND I, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Alpha Fund I, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder